FORM SBSE-C **Certification 2**	*Applicant* Name: ______________________ Date:__________ SEC Filer No: __________	**Official Use**

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Instructions:	This certification must be signed by the *applicant's* Chief Compliance Officer designated pursuant to Exchange Act Section 15F(k) or by his or her designee. For purposes of this Form, the term *associated person* shall have the meaning as specified in Section 3(a)(70) of the Exchange Act [15 U.S.C. 78c(a)(70)].

The *applicant* certifies that it -

(a) has performed background checks on all of its *associated persons* who are natural persons and who effect or are involved in effecting security-based swaps on its behalf, and

(b) neither knows, nor in the exercise of reasonable care should have known, that any *associated person* who effects or is involved in effecting security-based swaps on its behalf is subject to a statutory disqualification, as described in Sections 3(a)(39)(A) through (F) of the Securities Exchange Act of 1934 (15 U.S.C. 78c(a)(39)(A) – (F)), unless otherwise specifically provided by rule, regulation or order of the Commission.

Applicant Name: Natixis	Date: October 19th 2021
Signature of Chief Compliance Officer or Designee:	[signature]
Name of Chief Compliance Officer or Designee: Alan Brunnell	If Designee, Title of Designee: